

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2019

Benjamin Miller
Chief Executive Officer of Fundrise Advisors, LLC,
Fundrise Income eREIT II, LLC
11 Dupont Circle NW, 9th Floor
Washington, D.C. 20036

> **Re: Fundrise Income eREIT II, LLC**
> **Offering Statement on Form 1-A**
> **Post Qualification Amendment No. 2**
> **Filed November 4, 2019**
> **File No. 024-10844**

Dear Mr. Miller:

We have reviewed your amendment and do not have any comments.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jonathan Burr at 202-551-5833 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction